U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

___    Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

1.  Name and Address of Reporting       Ray, William C.
Person                                  200 North Elm Street
                                        Greensboro, NC  27401

2.  Issuer Name and Ticker or           Network Systems
Trading Symbol                          International, Inc. (NESI)

3.  IRS Number of Reporting
Person, if an Entity (Voluntary)

4.  Statement for Month/Year:           February, 1998

5.  If Amendment, Date of               N/A
Original

6.  Relationship of Reporting           Officer
Person to Issuer
     (Check all applicable)

7.  Individual or Joint/Group           _x__ Form filed by one
Filing (Check applicable line)          Reporting Person
                                        ___ Form filed by more than
                                        one Reporting Person.

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.  Title of Security                     Common Stock

2.  Transaction Date  (Month/Day/Year)    February 12, 1998
3. Transaction Code  (Instr. 8)           Code:  G
                                          V:
4.  Securities Acquired (A) or Disposed   Amt:         10,000
of (D)
                                          (A) or (D)     D
                                          Price:       $6.25



5.  Amount of Securities Beneficially
Owned at                                  377,981
End of Month
6.  Ownership form:  Direct (D) or        D
Indirect (I)

7.  Nature of Indirect Beneficial
Ownership:

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                              N/A

2.  Conversion or Exercise Price of
Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code                            Code:

                                                V:

5.  Number of Derivative Securities Acquired    (A)
(A) or Disposed of (D)
                                                (D)

6.  Date Exercisable and Expiration Date        Date
   (Month/Day/Year)                             Exercisable

                                                Expiration
                                                Date

7.  Title and Amount of Underlying Securities   Title

                                                Amount
                                                or Number
                                                of Shares

8.  Price of Derivative Security:

9.  Number of Derivative Securities
Beneficially Owned at End of Month:

10.  Ownership Form of Derivative Security:
Direct (D) or Indirect (I)

11.  Nature of Indirect Beneficial Ownership


/s/ William C. Ray
Signature of Reporting Person

Date:   03/03/98